UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0167
Washington, D.C. 20549	Expires: August 31, 2027
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FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 0-28963

Strategic Acquisitions, Inc.

(Exact name of registrant as specified in its charter)

2464 Darts Cove Way, (Mount Pleasant) Charleston, SC 29466-0101

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock

(Title of each class of securities covered by this Form)

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 84

EXPLANATORY NOTE

This Amendment No. 1 to Form 15 (“Amendment”) is being filed by Strategic Acquisitions Inc, (the “Company”) to withdraw and rescind the Notice of Termination of Registration of a Class of Securities under Section 12(g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), originally filed with the Securities and Exchange Commission on 12/23/2025 the “Original Filing”. Subsequent to the Original Filing, the Company has successfully secured additional capital and has undergone a reorganization of its Board of Directors. As a result of these developments, the Company has determined that it is in the best interest of the Company and its stockholders to maintain its status as a reporting company under the Exchange Act. (We note that the Form 15 was a voluntary filing under Section 12(g) of the Securities Exchange Act of 1934, as amended.)

By filing this Amendment, the Company is formally withdrawing the Original Filing and intends to continue the registration of its Common Stock, $0.001 par value under Section 12(g) of the Exchange Act. The Company acknowledges its ongoing obligation to file all reports required under Section 13(a) of the Exchange Act.

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Pursuant to the requirements of the Securities Exchange Act of 1934 (the Company) has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	February 23, 2026	By:	/s/ John P. O’Shea
John P. O’Shea
Director, President & Treasurer

Instruction: This form is required by Rules 12g-4, 12h-3, 15d-6 and 15d-22 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.

SEC 2069 (08-11)	Potential persons who are to respond to the collection of information contained in this Form are not required to respond unless the Form displays a currently valid OMB control number.

Board of Governors of the Federal Reserve System	OMB Number 7100-0091	Approval expires February 28, 2026

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